PACRIM DEVELOPMENTS INC.
SUITE 11, 117 KEARNEY LAKE ROAD, HALIFAX, NOVA SCOTIA, CANADA B3M 4N9
902•457•0144 □ FAX 902•457•3277

03037939

November 25, 2003

03 DEC -5 AM 7:21

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C. 20549
Mail Stop 3-2

SUPPL

Re: Pacrim International Capital Inc.
File Number 82-3812

Dear Sirs,

Please find enclosed a copy of the recent filings made by the above company on the Toronto Stock Exchange. If you have any questions, please do not hesitate to contact the writer at (902) 443-5366.

Yours truly,

Tracy C. Sherren CA
Chief Financial Officer

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

dlw 12/5

PACRIM INTERNATIONAL CAPITAL INC.

FIRST QUARTER RESULTS

TO

SEPTEMBER 30, 2003

82-3812

PACRIM INTERNATIONAL CAPITAL INC.
Consolidated Balance Sheets
As at September 30 and June 30, 2003
(Unaudited - Prepared by Management)

	September 30 2003 $	June 30 2003 $
Assets		
Income Properties		
Rental properties	39,826,066	37,524,390
Hotels and other	21,692,261	22,178,668
Condominium properties under development	11,744,040	11,084,248
Other properties under development	704,496	3,173,328
	73,966,863	73,960,634
Other		
Cash and cash equivalents	709,063	327,158
Deposits	1,068,687	1,489,458
Amounts receivable	1,885,535	2,248,289
Prepaid expenses and deferred charges	3,149,455	3,193,495
Other assets	13,630,045	16,032,371
	94,409,648	97,251,405
Liabilities		
Mortgages payable	66,462,168	64,469,631
Other liabilities		
Accounts payable and accrued liabilities	5,156,761	10,987,377
Future income tax liability	1,765,992	1,305,645
Other debt	736,748	723,117
	74,121,670	77,485,770
Shareholders' Equity		
Capital stock	8,155,448	8,155,448
Adjustment arising on reorganization	(5,068,005)	(5,068,005)
Contributed surplus	1,093,271	1,093,271
Retained earnings	16,107,265	15,584,921
	20,287,979	19,765,635
	94,409,648	97,251,405

02-3012

PACRIM INTERNATIONAL CAPITAL INC.
Consolidated Statements of Income
For the three months ended September 30, 2003 and 2002
(Unaudited - Prepared by Management)

	Three months ended September 30	
	2003 **$**	**2002** **$**
Revenue	11,889,868	8,479,937
Expenses		
Amortization	743,048	1,237,576
Direct costs	7,998,090	4,709,684
Mortgage interest	1,226,611	1,287,808
	9,967,749	7,235,068
Income from properties	1,922,119	1,244,869
General and administrative expenses	940,186	928,518
Income before the following	981,932	316,351
Gain on sale of hotel	-	9,448,214
Gain on sale of restaurant	3,046	-
Reduction of (increase in) provision against marketable securities	80,212	(73,587)
Income before income taxes	1,065,191	9,690,978
Provision for income taxes	542,847	2,265,367
Net income for the period	522,344	7,425,611
Basic and fully diluted earnings per share	.01	.12

82-5012

PACRIM INTERNATIONAL CAPITAL INC.
Consolidated Statements of Retained Earnings
For the three months ended September 30, 2003 and 2002
(Unaudited - Prepared by Management)

	Three months ended September 30	
	2003	**2002**
	$	**$**
Retained earnings, beginning of period	15,584,921	12,367,355
Net income	522,344	7,425,611
Retained earnings, end of period	16,107,265	19,792,966

02-3012

PACRIM INTERNATIONAL CAPITAL INC.
Consolidated Statements of Cash Flows
For the three months ended September 30, 2003 and 2002
(Unaudited - Prepared by Management)

	Three months ended September 30	
	2003	2002
	$	$
Cash provided by (used in)		
Operating activities		
Net income for the period	522,344	7,425,611
Charges (credits) to income not involving cash		
Amortization	743,048	1,237,576
Equity in the results of an affiliated company	16,319	5,699
Gain on sale of hotel	-	(9,448,214)
Gain on sale of restaurant	(3,046)	-
Increase in (reduction of) provision against marketable securities	(80,212)	73,587
Future income taxes	460,347	2,291,891
Funds from operations	1,658,800	1,586,150
Lease inducements	(797,250)	(13,852)
Net change in non-cash operating assets and liabilities	(4,764,754)	(7,116,211)
Cash flow used in operating activities	(3,903,205)	(5,543,913)
Financing activities		
Mortgage financing	3,855,183	6,928,318
Mortgage principal repayment	(1,862,646)	(65,067,969)
Increase in other debt	13,631	35,034
Cash flow from (used in) financing activities	2,006,168	(58,104,617)
Investing activities		
Capital expenditures		
Rental properties	(157,495)	(100,783)
Hotels	(188,801)	(924,233)
Properties under development	(71,146)	(522,859)
Decrease (increase) in loans receivable	2,253,168	(17,750)
Proceeds from sale of income properties, net of costs	443,215	65,000,000
Cash flow from from investing activities	2,278,941	63,434,375
Net change in cash and cash equivalents during the periods	381,905	(214,155)
Cash and cash equivalents, Beginning of periods	327,158	3,001,387
Cash and cash equivalents, End of periods	709,063	2,787,232
Supplemental cash flow information		
Interest income received	11,867	19,443
Interest paid	1,304,014	1,350,503
Taxes paid	164,694	82,500

PACRIM INTERNATIONAL CAPITAL INC.
Notes to the Consolidated Financial Statements
For the three months ended September 30, 2003 and 2002

1. Summary of accounting policies

These statements should be read in conjunction with our financial statements for the year ended June 30th, 2003 presented in our most recent Annual Report. Our Annual Report includes information necessary or useful to understanding the company's businesses and financial statement presentations. In particular, the company's significant accounting policies and practices were presented as Note 2 to the Consolidated Financial Statements.

The quarterly financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting of only normal recurring adjustments) that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with generally accepted accounting principals in Canada.

2. Share capital

Common shares

Authorized:
1,200,000,000 common shares with a par value of $0.01 each
Issued and outstanding: 63,357,974 common shares

Convertible redeemable preferred shares (CRPS)

Authorized:
16,205,000 at a par value of $1.00 each
Issued and outstanding: 7,035,000

3. Segmented information

2003 Industry segments

	Rental Properties $	Hospitality $	Condominium Sales and Other $	Total $
Revenue	1,732,509	5,988,421	4,168,938	11,889,868
Expenses				
Amortization	428,217	262,320	52,511	743,048
Direct costs	505,109	3,910,921	3,582,060	7,998,090
Mortgage interest	715,972	416,889	93,750	1,226,611
	1,649,298	4,590,130	3,728,321	9,967,749
Income from properties	83,211	1,398,291	440,617	1,922,119

2002 Industry segments

	Rental Properties $	Hospitality $	Condominium Sales and Other $	Total $
Revenue	1,750,748	6,509,540	219,649	8,479,937
Expenses				
Amortization	869,677	300,126	67,773	1,237,576
Direct costs	379,346	4,222,743	107,595	4,709,684
Mortgage interest	739,111	548,697	-	1,287,808
	1,988,134	5,071,566	175,368	7,235,068
Income (loss) from properties	(237,386)	1,437,974	44,281	1,244,869

82-5012

Management's Discussion and Analysis

Overview

Pacrim International Capital Inc. (the company) through its wholly owned subsidiary Pacrim Developments Inc. is a growth oriented real estate and hospitality company which is focused on the ownership, development and management of commercial and residential real estate, hotels and restaurants. The company's primary investment objective is the creation of value for its shareholders by maximizing cash flow from its real estate and hotel portfolio and growing its asset base by new development and acquisitions.

The company currently has 600,000 sq.ft. of commercial real estate owned and managed, 246 multi-family units in varying degrees of development, 23 hotels (20 third party) under management and 3 restaurants.

Financial Highlights

	Three months ended September 30	
	2003 $	2002 $
Revenue	11,889,868	8,479,937
Income from properties	1,922,119	1,244,869
Net income	522,344	7,425,611
Funds from operations	1,658,800	1,586,150
Total assets	94,409,648	97,251,405
Income properties	73,966,863	73,960,634
Mortgages	66,462,168	64,469,631

Per Common Share

Revenue	0.19	0.13
Net income	0.01	0.12
Funds from operations	0.03	0.02

Operations

Revenue

Revenue for the first quarter has increased by $3,409,931.

Real Estate

Revenue from our rental properties has remained stable. Construction of Home Outfitters at 201 Chain Lake Drive was completed this quarter with the store opening on September 25th. The commercial portfolio has increased its occupancy to 89% from 87% at June 30, 2003 and 84% at September 30, 2002. Revenue has not increased significantly as many new tenants enjoyed rent free periods during the first quarter of fiscal 2004. In addition, Home Outfitters does not commence rental payments until the second quarter.

82-5012

Hospitality

Revenue from hotels has decreased by $291,582 from $4,342,267 in Q1 last year to $4,050,685. Last year's revenue included $220,608 relating to the Sheraton Suites Calgary Eau Claire which was sold on July 12, 2002. RevPar for the first quarter has decreased from $ 117.80 in 2002 to $ 116.39 this year.

	2003	2002
Radisson Suite Hotel Halifax	143.60	149.52
Holiday Inn Express Halifax	101.94	102.52
Holiday Inn Express Moncton	107.37	106.27

Revenue from restaurants has decreased by $273,626 from $2,008,368 last year to $1,734,742 this year. Last year's revenue included sales of $11,094 relating to two restaurants that were sold as part of the Sheraton Suites Calgary Eau Claire property. On July 20th of this year, we sold Paddy Flaherty's Restaurant and Pub for a net gain of $3,046. Last year revenue from this restaurant was $244,854 – this year revenue to the time of the sale was $58,913. Revenue from the three remaining restaurants has decreased by $76,589.

While our ownership interest in Pacrim Hospitality Services Inc has decreased from 50% to 45%, our revenue from this joint venture has increased by $44,089 for the quarter. PHSI now manages a total of 23 hotels located across Canada. PHSI provides development, design, purchasing and pre-opening services to hospitality ventures on a fee for service basis.

Condominium sales

Revenue for this quarter includes $3,899,581 in condominium sales from Golf Greens and the Citadel Townhomes joint venture. A total of 43 condominium units were closed - 9 Golf Greens units and 34 Citadel units. Last year, condominium revenue was $137,269 representing the final sale for The Prestwick on project. Golf Greens and the Citadel project were still under construction in the first quarter of last year.

Expenses

Amortization

Amortization has decreased by $494,528. Last year, amortization on rental properties included $388,909 for the write down of tenant inducements, leasing costs, leaseholds and landlord's work for tenants who had moved out prior to the end of their lease. Ignoring the effect of that adjustment, depreciation has decreased by $105,619 compared to last year. Depreciation has declined particularly in those properties where a significant amount of tenant inducements, leasing costs, leaseholds and landlord's work were written off.

Direct costs

Direct costs have increased by $3,288,406. This quarter the cost of condominium units sold is $3,582,060 compared to $107,595 last year.

Direct costs associated with our commercial rental properties have increased from $379,229 last year to $505,109 this year mostly as a result of the increase in property taxes for all properties.

82-5012

Mortgage interest

Mortgage interest has decreased by $ 61,197. Last year, mortgage interest expense included $120,713 relating to debt held on the Sheraton Suites Calgary Eau Claire. Offsetting that decrease, our weighted average interest rate has increased by 0.43% from 7.71% in the first quarter last year to 8.14% this year. For variable rate mortgages the average prime rate has increased from 4.5% to 4.67%.

Income from properties

Income from properties has increased by $677,250.

Real estate income has increased by $320,597. The small decrease in rental revenue and the increase in direct costs have been offset by a decrease in amortization and mortgage interest. As noted above, last year's amortization included a $388,909 cumulative adjustment.

Income from hotels has decreased by $172,098. Last year's income included $91,616 from the Sheraton Suites Calgary Eau Claire. Income on our three remaining properties has decreased by $79,352 reflecting decreased revenue for the first quarter in two of the three company owned properties.

Income from restaurants has increased by $87,941. While total sales have decreased as a result of the sale of the Sheraton Suites Calgary Eau Claire restaurants last year and the sale of Paddy Flaherty's this year, total income has increased. In Q1 last year, the Sheraton restaurants earned income of $47,286. Last year in the same quarter, Paddy Flaherty's in Waterloo, Ontario showed a net loss of $73,646. This property was sold in early July 2003. In the same quarter last year our remaining restaurant portfolio showed a loss of $7,249, compared to income of $69,730 this quarter.

Funds from operations

Operations provided funds of $1,658,800 in the first quarter of this year compared to $1,568,150 in the same quarter last year. While our income from properties has increased, administrative expenses have increased somewhat from the same period last year.

Balance Sheet

Income properties

In September the construction on Home Outfitters was completed and opened on September 25th. The construction cost of approximately $1.7m was reclassified from Other properties under development to Rental properties.

A total of 43 condominium units with a cost of $3,582,060 were sold during the quarter. This decrease in condominiums held for sale was offset by the costs associated with the continuing development of The Royalton Condominiums and Royal Hemlocks Townhouses resulting in a net increase to Condominium properties under development of $659,792.

Other assets

Other assets include loans receivable. As noted on in the notes to the financial statements for the year ended June 30, 2003, the loan receivable of $2m from Quebec Profits was repaid in August.

Mortgages

An additional $3,084,677 in debt was incurred for the construction of The Royalton Condominiums and Royal Hemlocks Townhouses and an additional $770,506 was drawn to finance construction at 201 Chain Lake Drive for the Home Outfitters expansion.

Accounts payable and accrued liabilities

At June 30th, accruals included $3,800,000 for the lawsuit settlement. This amount was paid in full in August 2003.

Risk Management

Risk factors remain unchanged from those described in the company's June 30, 2003 Management Discussion and Analysis.

Outlook

As management looks to the balance of the year we remained committed to stabilizing our commercial real estate portfolio, exploring new development opportunities in the multi-unit residential sector and growing our hospitality management services division.

Forward Looking Statements

When used in this Management Discussion and Analysis, the words "believes" and "expects" and similar expressions are intended to identify forward-looking statements. These statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated or implied. Given these uncertainties, readers are cautioned not to place undue reliance on these statements.

82-3812

03 DEC -5 AM 7:21

Pacrim International Capital Inc.

November 14, 2003

To the Following Securities Commission(s):

B.C. Securities Commission
Ontario Securities Commission

To the Following Stock Exchange(s):

Vancouver Stock Exchange
Toronto Stock Exchange

Dear Sirs:

RE: PACRIM INTERNATIONAL CAPITAL INC.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 14th day of November 2003.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A) Interim Financial Statements for the three months ended September 30, 2003.

Yours very truly,
Pacrim International Capital Inc.

(Signed) Tracy C. Sherren, CA
Chief Financial Officer

Suite 11, 117 Kearney Lake Road
Halifax, NS

82-3812

News release via Canada NewsWire, Halifax 902-422-1411

03 DEC -5 AM 7:21

Attention Business/Financial Editors:
Pacrim International Announces First Quarter Results

HALIFAX, Nov. 13 /CNW/ -

To our Shareholders

Pacrim International Capital Inc. (the company) is pleased to report the company's results for the first fiscal quarter ended September 30, 2003.

<<
Financial Highlights

	Three months ended September 30	
	2003 $	2002 $
Revenue	11,889,868	8,479,937
Income from properties	1,922,119	1,244,869
Net income	522,344	7,425,611
Funds from operations	1,658,800	1,586,150

Total assets	94,409,648	97,251,405
Income properties	73,966,863	73,960,634
Mortgages	66,462,168	64,469,631

Per Common Share

Revenue	0.19	0.13
Net income	0.01	0.12
Funds from operations	0.03	0.02

Real Estate

Multi-unit Residential

Revenue for this quarter includes $3,899,581 in condominium sales from Golf Greens and the Citadel Townhomes joint venture. A total of 43 condominium units were sold. Last year, condominium revenue was $137,269 representing the final sale for The Prestwick on Parkland project. Golf Greens and the Citadel project were still under construction in the first quarter of last year. Results from this division fluctuate due to the timing of the closings of the condominium units.

82-3812

Commercial Portfolio

Revenue from our rental properties has remained stable. Construction of Home Outfitters at 201 Chain Lake Drive was completed this quarter with the store opening on September 25th. The commercial portfolio has increased the average occupancy to 89% from 87% at June 30, 2003 and 84% at September 30, 2002. Revenue has not increased significantly as many new tenants enjoyed rent-free periods during the first quarter of fiscal 2004. This division will realize the benefits of its significant leasing efforts during the remaining quarters of fiscal 2004.

Hospitality

Hotels - Owned properties

Revenue from hotels has decreased by $291,582 from $4,342,267 last year to $4,050,685. Last year's revenue included $220,608 relating to the Sheraton Suites Calgary Eau Claire which was sold on July 12, 2002. Average Revpar for the first quarter has decreased from $ 117.80 in 2002 to $ 116.39 this year due to the slight reduction in revenue generated by two of the three company owned hotels. Income from the hotel division has decreased by $79,352 when compared to the same period last year.

Restaurants - Owned properties

Revenue from restaurants has decreased by $273,626 from $2,008,368 last year to $1,734,742 this year. Much of this decrease is due to the sale on July 20th of Paddy Flaherty's Restaurant and Pub. For the comparable period last year, revenue from this restaurant as well as the two located in the Sheraton Suites Calgary Eau Claire was $255,948. Revenue from the three remaining restaurants has decreased by $76,589 while profits have increased from a loss of $7,289 to a profit of $69,730.

Management services

While our ownership interest in Pacrim Hospitality Services Inc has decreased from 50% to 45%, our revenue from this joint venture has increased by $44,089 for the quarter. PHSI now manages a total of 23 hotels located across Canada with several others in varying stages of development.

Outlook

As we look to the remainder of fiscal 2004, the company's strategy is to continue to build on our recent leasing success and act upon opportunities in both the multi-unit residential and third party hotel management divisions as market conditions warrant.

Guy Lam
Chairman

>>

%SEDAR: 00003175E

/For further information: please contact - Tracy Sherren, Suite 11, 117 Kearney Lake Road, Halifax, Nova Scotia, Canada, B3M - 4N9, (902) 457-0144/
(PCN.)

82-3812

CO: Pacrim International Capital Inc.

CNW 11:17e 13-NOV-03